

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 3, 2019

William Heissenbuttel
Chief Financial Officer
Royal Gold, Inc.
1660 Wynkoop Street, Suite 1000
Denver, CO 80202

>   **Re: Royal Gold, Inc.**
>   **Form 10-K for Fiscal Year Ended June 30, 2018**
>   **Filed August 9, 2018**
>   **File No. 001-13357**

Dear Mr. Heissenbuttel:

   We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

>   Sincerely,
>
>   Division of Corporation Finance
>   Office of Beverages, Apparel and
>   Mining